SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By: /s/ Javier Astaburuaga
Javier Astaburuaga
Chief Financial Officer

Date: March 30, 2012

FEMSA Presents 2011 Financial Information under IFRS

Monterrey, Mexico, March 30, 2012 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or “the Company”) today presented its 2011 quarterly and full year financial information under International Financial Reporting Standards (IFRS). The purpose of this exercise is to provide investors and other market participants with a set of quarterly and full year information reflecting the application of International Financial Reporting Standards. This data set will also constitute a comparable basis for future reporting periods.

The information presented here is non-audited, however it is based on the audited results reported for the year ended December 31, 2011 under Mexican Financial Reporting Standards and has been converted to International Financial Reporting Standards (IFRS). For more details refer to the notes to the financial statements for 2011 contained in the annual report of FEMSA.

The transition date from Mexican Financial Reporting Standards to IFRS for the Company is January 1, 2011 and the Company applied the provisions of IFRS 1 “first time adoption” in the presentation of financial information. The adoption date is January 1, 2012.

###

FEMSA is a leading company that participates in the non-alcoholic beverage industry through Coca-Cola FEMSA, the largest independent bottler of Coca-Cola products in the world in terms of sales volume; in the retail industry through FEMSA Comercio, operating the largest and fastest-growing chain of convenience stores in Latin America, and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world’s leading brewers with operations in over 70 countries.

Six pages of tables to follow.

FEMSA

Consolidated Income Statement

Millions of Pesos

	For the twelve months of:
	2011 MX GAAP	% of rev.	Adjustments	2011 IFRS	% of rev.
Total revenues	203,044	100.0	(1,504)	201,540	100.0	(A)
Cost of sales	118,009	58.1	(773)	117,236	58.2	(A) (B) (C) (D)
Gross profit	85,035	41.9	(731)	84,304	41.8	(A)
Administrative expenses	8,249	4.1	(99)	8,150	4.0	(A) (C) (E)
Selling expenses	49,882	24.5	724	50,606	25.1	(A) (B) (C) (F)
Other Operating expenses (income), net (2)	-	-	654	654	0.4	(G) (H) (I)
Income from operations (1)	26,904	13.3	(2,010)	24,894	12.4	(A) (B) (C) (D) (E) (F) (G) (H) (I)
Other Non Operating expenses (income)	2,830		(2,021)	809		(C) (G) (H)
Interest expense	(2,934)		687	(2,247)		(F)
Interest income	999		(24)	975
Interest expense, net	(1,935)		663	(1,272)		(F)
Foreign exchange (loss) gain	1,165		(190)	975		(I)
(Loss) gain on monetary position	146		(92)	54		(A)
Gain (loss) on financial instrument	(159)		48	(111)		(J)
Integral result of financing	(783)		429	(354)		(A) (F) (I) (J)
Income before income tax	23,291		440	23,731		(A) (B) (D) (E) (J)
Income tax	7,687		(134)	7,553		(A) (K)
Participation in Heineken results	5,080		(199)	4,881		(L)
Net consolidated income	20,684		375	21,059		(A) (B) (D) (E) (J) (K)
Net majority income	15,133		291	15,424		(A)
Net minority income	5,551		84	5,635		(A)

(1) Income from operations = Gross profit - Administrative and selling expenses - Other operating expenses (income), net

(2) Other Operating expenses (income), net = Other operating expenses +(-) Equity method from operated associates

(A) Elimination of inflation effects recognized on non-hyperinflationary economies under IFRS (Argentina, Costa Rica and Nicaragua).

(B) Change on depreciation and amortization based on the IFRS Balance of Assets.

(C) Reclassification of employee profit sharing from “Other expenses to “Cost of sales” and “Administrative and Selling expenses”.

(D) Elimination of provisions for severance, labor cost of past services and actuarial gain or loss.

(E) Change on executive bonus reserve.

(F) Reclassification of commissions for cash in transit from “Interest expense” to “Selling expenses”.

(G) Reclassification of equity method operated associets from “Other expenses” to “Other Operating expenses(income)”.

(H) The expenses related to severance payments resulting from restructuring programs, contingencies, gain (loss) on sales of long lived assets and write off´s were reclassified from “Other expenses” to “Other operating expenses (income), net”.

(I) Reclassification of operating “Foreign exchange (loss) gain” from “Integral result of financing” to “Other operating (expenses) income”.

(J) Elimination of Embedded financial derivatives.

(K) Change of deferred income tax provision.

(L) The Participation in Heinken results is presented net of income tax.

	2011 MX GAAP	% of rev.	Adjustments	2011 IFRS	% of rev.
EBTIDA & CAPEX
Income from operations	26,904	13.3	(2,010)	24,894	12.4	(A) (B) (C) (D) (E) (F) (G) (H) (I)
Depreciation	4,604	2.3	1,012	5,616	2.8	(B)
Amortization & other non cash charges	2,450	1.1	(1,244)	1,206	0.5	(B) (D) (G) (H) (I)
EBITDA	33,958	16.7	(2,242)	31,716	15.7	(A) (C) (E) (F) (H)
CAPEX	12,515		-	12,515

March 30, 2012

2

FEMSA

Consolidated Balance Sheet

Millions of Pesos

As of December 31:

	2010 MX GAAP	Adjustments	2010 IFRS	2011 IFRS
ASSETS
Cash and cash equivalents	27,163	(392)	26,771	27,170	(A)
Accounts receivable	7,702	(1)	7,701	10,498
Inventories	11,314	-	11,314	14,360
Other current assets	5,281	346	5,627	6,913	(A)
Total current assets	51,460	(47)	51,413	58,941
Investments in shares	68,793	-	68,793	78,643
Property, plant and equipment, net	41,911	44	41,955	54,413	(B) (C)
Intangible assets	52,340	(8,087)	44,253	62,987	(C)
Other assets	9,074	(2,034)	7,040	8,846	(B) (C)
TOTAL ASSETS	223,578	(10,124)	213,454	263,830

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	1,578	-	1,578	638
Current maturities long-term debt	1,725	(1)	1,724	4,935
Interest payable	165	-	165	216
Operating liabilities	27,048	(254)	26,794	32,526	(D) (E)
Total current liabilities	30,516	(255)	30,261	38,315
Long-term debt	21,510	(55)	21,455	23,138
Labor liabilities	1,883	455	2,338	2,584	(F)
Other liabilities	16,656	(10,410)	6,246	7,690	(G)
Total liabilities	70,565	(10,265)	60,300	71,727
Total stockholders’ equity	153,013	141	153,154	192,103	(C) (E) (F) (G)
LIABILITIES AND STOCKHOLDERS’ EQUITY	223,578	(10,124)	213,454	263,830

(A) Reclassification of Restrictive Cash from “Cash and cash equivalents” to “Other current assets”.

(B) Reclassification of leasehold improvements from “Other assets” to “Property, plant and equipment, net”.

(C) Elimination of inflation effects of “Property, Plant and Equipment”, “Intangible Assets” and “Other Assets” related to non-hyperinflationary periods.

(D) Elimination of Embedded financial derivatives.

(E) Application of IFRS 2 "Share-Based Payment".

(F) Elimination of unamortized actuarial gains and past services.

(G) Elimination of deferred income tax recognized on the FEMSA-Heineken transaction and recalculation of deferred income tax base on the IFRS balance sheet.

March 30, 2012

3

FEMSA

Consolidated Income Statement

Millions of Pesos

	1Q 2011	2Q 2011	3Q 2011	4Q 2011
Total revenues	42,920	48,465	50,543	56,744
Cost of sales	25,552	28,414	29,440	32,318
Gross profit	17,368	20,051	21,103	24,426
Administrative expenses	1,824	2,016	1,988	2,224
Selling expenses	10,983	12,053	12,976	13,631
Other Operating expenses (income), net	7	64	35	551
Income from operations	4,554	5,918	6,104	8,020
Other Non Operative expenses (income)	52	66	184	498
Interest expense	(481)	(535)	(629)	(598)
Interest income	202	256	317	193
Interest expense, net	(279)	(279)	(312)	(405)
Foreign exchange (loss) gain	(180)	(107)	1,028	234
(Loss) gain on monetary position	1	21	(3)	33
Gain (loss) on financial instrument	74	(13)	(266)	94
Integral result of financing	(384)	(378)	447	(44)
Income before income tax	4,118	5,474	6,367	7,478
Income tax	1,305	1,838	2,083	2,236
Participation in Heineken results	557	541	1,682	2,101
Net consolidated income	3,370	4,177	5,966	7,343
Net majority income	2,228	2,827	4,654	5,512
Net minority income	1,142	1,350	1,312	1,831

	1Q 2011	2Q 2011	3Q 2011	4Q 2011
EBTIDA & CAPEX
Income from operations	4,554	5,918	6,104	8,020
Depreciation	1,274	1,308	1,354	1,593
Amortization & other non cash charges	142	184	180	657
EBITDA	5,970	7,410	7,638	10,270
CAPEX	1,266	2,960	2,928	5,239

March 30, 2012

4

Coca-Cola FEMSA

Results of Operations

Millions of Pesos

	For the twelve months of:
	2011 MX GAAP	% of rev.	Adjustments	2011 IFRS	% of rev.
Total revenues	124,715	100.0	(1,491)	123,224	100.0	(A)
Cost of sales	67,488	54.1	(803)	66,685	54.1	(A) (B) (C) (D)
Gross profit	57,227	45.9	(688)	56,539	45.9	(A)
Administrative expenses	5,185	4.2	(67)	5,118	4.2	(A) (B) (C) (D)
Selling expenses	31,890	25.5	125	32,015	26.0	(A) (B) (C) (D)
Other Operating expenses (income), net	-	-	667	667	0.5	(E) (F) (G)
Income from operations	20,152	16.2	(1,413)	18,739	15.2	(A) (B) (C) (D) (E) (F) (G)
Depreciation	3,269	2.6	486	3,755	3.0	(B)
Amortization & other non cash charges	1,577	1.2	(671)	906	0.8	(B) (D) (E) (F) (G)
EBITDA	24,998	20.0	(1,598)	23,400	19.0	(A) (C) (F)
CAPEX	7,826		-	7,826

(A) Elimination of inflation effects recognized on non-hyperinflationary economies under IFRS (Argentina, Costa Rica and Nicaragua).

(B) Change on depreciation and amortization based on the IFRS Balance of Assets.

(C) Reclassification of employee profit sharing from “Other expenses” to “Cost of sales” and “Administrative and Selling expenses”.

(D) Elimination of provisions of severance, labor cost of past services and actuarial gain or loss.

(E) Reclassification of equity method operated associets from “Other expenses” to “Other Operating expenses(income)”.

(H) The expenses related to severance payments resulting from restructuring programs, contingencies, gain (loss) on sales of long lived assets and write off´s were reclassified from “Other expenses” to “Other operating expenses (income), net”.

(G) Reclassification of operating “Foreign exchange (loss) gain” from “Integral result of financing” to “Other operating (expenses) income”.

March 30, 2012

5

FEMSA Comercio

Results of Operations

Millions of Pesos

	For the twelve months of:
	2011 MX GAAP	% of rev.	Adjustments	2011 IFRS	% of rev.
Total revenues	74,112	100.0	-	74,112	100.0
Cost of sales	48,636	65.6	-	48,636	65.6
Gross profit	25,476	34.4	-	25,476	34.4
Administrative expenses	1,438	1.9	(6)	1,432	1.9	(A) (B) (C) (D)
Selling expenses	17,762	24.0	593	18,355	24.8	(A) (B) (E)
Other Operating expenses (income), net	-	-	112	112	0.2	(F) (G)
Income from operations	6,276	8.5	(699)	5,577	7.5	(A) (B) (C) (D) (E) (F) (G)
Depreciation	1,175	1.6	518	1,693	2.3	(B)
Amortization & other non cash charges	707	0.9	(452)	255	0.4	(B) (C) (F) (G)
EBITDA	8,158	11.0	(633)	7,525	10.2	(B) (D) (E) (F)
CAPEX	4,096		-	4,096

(A) Change on depreciation and amortization based on the IFRS Balance of Assets.

(B) Reclassification of employee profit sharing from “Other expenses” to “Cost of sales” and “Administrative and Selling expenses”.

(C) Elimination of provisions of severance, labor cost of past services and actuarial gain or loss.

(D) Change on executive bonus reserve.

(E) Reclassification of commissions for cash in transit from “Interest expense” to “Selling expenses”.

(H) The expenses related to severance payments resulting from restructuring programs, contingencies, gain (loss) on sales of long lived assets and write off´s were reclassified from “Other expenses” to “Other operating expenses (income), net”.

(G) Reclassification of operating “Foreign exchange (loss) gain” from “Integral result of financing” to “Other operating (expenses) income”.

March 30, 2012

6

Coca-Cola FEMSA

Results of Operations

Millions of Pesos

	1Q 2011	2Q 2011	3Q 2011	4Q 2011
Total revenues	25,853	28,388	30,077	36,090
Cost of sales	14,070	15,346	16,158	19,646
Gross profit	11,783	13,042	13,919	16,444
Administrative expenses	1,149	1,275	1,271	1,327
Selling expenses	6,815	7,335	8,106	8,796
Other Operating expenses (income), net	4	27	28	608
Income from operations	3,815	4,405	4,514	5,713
Depreciation	845	875	885	1,067
Amortization & other non cash charges	74	116	156	551
EBITDA	4,734	5,396	5,555	7,331
CAPEX	613	1,849	1,795	3,446

FEMSA Comercio

Results of Operations

Millions of Pesos

	1Q 2011	2Q 2011	3Q 2011	4Q 2011
Total revenues	16,110	18,973	19,410	19,619
Cost of sales	11,050	12,538	12,767	12,281
Gross profit	5,060	6,435	6,643	7,338
Administrative expenses	334	351	368	379
Selling expenses	4,096	4,643	4,820	4,796
Other Operating expenses (income), net	2	2	41	67
Income from operations	628	1,439	1,414	2,096
Depreciation	397	404	438	454
Amortization & other non cash charges	39	40	78	98
EBITDA	1,064	1,883	1,930	2,648
CAPEX	704	903	1,112	1,376

March 30, 2012

7

Coca-Cola FEMSA presents 2011 Financial Information under International Financial Reporting Standards (IFRS)

Mexico City, Mexico – March 29, 2012 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL; NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest public bottler of Coca-Cola products in the world, presents its quarterly and full year 2011 results under International Financial Reporting Standards (IFRS).

Background Information

Beginning in 2012, Mexican companies with securities listed on the Mexican National Securities’ Registry (Registro Nacional de Valores) of the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), are required to prepare their financial statements in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The information contained in this document is based on audited financial results for the year ended December 31, 2011 prepared in accordance with the Mexican Financial Reporting Standards (Normas de Información Financiera Mexicana or “MFRS”) that have been translated to IFRS.

For comparison purposes, the Company’s transition date is January 1, 2011, and the Company has applied the provisions of IFRS 1 for the presentation of its financial results.

For more information, please refer to the notes to Coca-Cola FEMSA’s 2011 financial statements, contained in its annual report.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, the southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias, and part of the state of Minas Gerais), and Argentina (Buenos Aires and surrounding areas), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 35 bottling facilities in Latin America and serves more than 1,700,000 retailers in the region.

March 29, 2012	Page 1

Significant Accounting Effects

Fixed Assets (Property, Plant and Equipment (PPE) – Valuation

The Company valued its fixed assets at their historical costs in all countries, except for Venezuela, where the historical cost was the cost as of the acquisition date, restated pursuant to the rate of inflation (because such country is considered a hyperinflationary economy).

Intangible Assets – Valuation

The Company valued its intangible assets at their historical costs.

With regards to IAS (International Accounting Standard) 38 “Intangible Assets”, the Company identified certain intangible assets that do not meet the requirements to be considered as such under IFRS, mainly launching costs for new products. As such, costs are recognized in our results at the moment they are incurred in.

Differed Income Tax – Calculation

The adjustments under IFRS recognized by the Company affected the calculation of the differed income tax, in terms of the provisions of IAS 12, “Income Tax”.

Presentation of Financial Statements – Changes in the Presentation of Financial Statements

In terms of IAS 1 “Presentation of Financial Statements”, the operating income line is not required under IFRS; nevertheless, we will continue to include this line for the benefit of the reader, as a non-GAAP item.

Other Expenses and Other Products - Recognition as Operating Expenses

Several accounting items that were not included in the results of operations will be reclassified as part of the results of operations under IFRS. These accounting items will include employee profit sharing (participación de los trabajadores en las utilidades or PTU), restructuring costs, fixed assets sales/retirement and the equity method in operative investments.

Employment Termination – Cancelation of the Liabilities for Indemnifications

Under IFRS, the costs related to employment termination will be recognized in the results as of the moment that an agreement has been reached to terminate the employment with the employee. In terms of the foregoing, as of the transition date, the Company has canceled its liabilities for indemnifications.

Inflation – Determination of Hyperinflationary Economies

In terms of NIF B-10 “Recognition of Inflation”, the inflationary effects of the financial information must be recognized when the economy is considered to be inflationary, i.e., when accumulated inflation for the three previous years is equal to or greater than 26%. Furthermore, pursuant to IAS 29, an economy is hyperinflationary when accumulated inflation for the three previous years is close to or exceeds 100% (among other economic indicators). The Company has eliminated the inflationary effects that were previously registered in Mexico for the years 1998 through 2007. For foreign subsidiaries, the accumulated inflation, as of the acquisition date was eliminated (except for Venezuela, which is considered to be a hyperinflationary economy), as of the date when the Company started consolidating them.

Presentation of information under Generally Accepted Accounting Principles in the United States of America (U.S. GAAP)

As a result of the process for adopting IFRS, annual financial information will not be presented under Generally Accepted Accounting Principles in the United States of America (U.S. GAAP).

(7 pages of tables to follow)

March 29, 2012	Page 2

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.	MFRS		Adjust.	IFRS		MFRS		Adjust.	IFRS
Assets	31-Dec-11			31-Dec-11		01-Jan-11			01-Jan-11
Current Assets
Cash, cash equivalents and marketable securities	Ps.	12,661	(488)	Ps.	12,173	Ps.	12,534	(392)	Ps.	12,142	(A)
Total accounts receivable		8,634	(2)		8,632		6,363	(2)		6,361
Inventories		7,573	(24)		7,549		5,007	-		5,007
Other current assets		3,206	478		3,684		2,532	356		2,888	(A)
Total current assets		32,074	(36)		32,038		26,436	(38)		26,398
Property, plant and equipment
Property, plant and equipment		73,309	(8,664)		64,645		57,104	(8,134)		48,970
Accumulated depreciation		(31,807)	5,104		(26,703)		(25,230)	4,492		(20,738)
Total property, plant and equipment, net		41,502	(3,560)		37,942		31,874	(3,642)		28,232	(B)(C)
Other non-current assets		78,032	(7,498)		70,534		55,751	(6,881)		48,870	(C)(D)
Total Assets	Ps.	151,608	(11,094)	Ps.	140,514	Ps.	114,061	(10,561)	Ps.	103,500

Liabilities and Shareholders' Equity		31-Dec-11	Adjust.		31-Dec-11		01-Jan-11	Adjust.		01-Jan-11
Current Liabilities
Short-term bank loans and notes	Ps.	5,540	-	Ps.	5,540	Ps.	1,840	-	Ps.	1,840
Suppliers		11,852	-		11,852		8,988	-		8,988
Other current liabilities		7,685	11		7,696		6,818	7		6,825
Total Current Liabilities		25,077	11		25,088		17,646	7		17,653
Long-term bank loans		17,034	(56)		16,978		15,511	(56)		15,455
Other long-term liabilities		8,717	(3,322)		5,395		7,023	(1,816)		5,207	(D)
Total Liabilities		50,828	(3,367)		47,461		40,180	(1,865)		38,315
Shareholders' Equity
Non-controlling interest		3,089	(13)		3,076		2,602	(30)		2,572
Total controlling interest		97,691	(7,714)		89,977		71,279	(8,666)		62,613	(C)(D)
Total shareholders' equity		100,780	(7,727)		93,053		73,881	(8,696)		65,185
Liabilities and Shareholders' Equity	Ps.	151,608	(11,094)	Ps.	140,514	Ps.	114,061	(10,561)	Ps.	103,500

(A) Reclassification of Restrictive Cash and marketable securities to Other current assets.

(B) Reclassification of leasehold improvements from other assets to Property, plant and equipment, net.

(C) Elimination of Inflation effects (valuing at historical cost)of Property, Plant and Equipment, Intangible Assets and Other Assets related to economies that, under IFRS, are considered as Non-hiperinflationary

(D) Recalculation of deferred income tax

March 29, 2012	Page 3

Consolidated Income Statement
Expressed in millions of Mexican pesos(1)	MFRS		Adjust.	IFRS
	2011	% Ing		2011	% Ing
Volume (million unit cases) (2)	2,648.7		-	2,648.7
Average price per unit case (2)	45.38		(0.54)	44.84
Net revenues	124,066		(1,428)	122,638		(A)
Other operating revenues	649		(63)	586		(A)
Total revenues	124,715	100%	(1,491)	123,224	100%	(A)
Cost of goods sold	67,488	54.1%	(803)	66,685	54.1%	(A)(B)(C)(D)
Gross profit	57,227	45.9%	(688)	56,539	45.9%
Operating expenses	37,075	29.7%	58	37,133	30.1%	(A)(B)(C)(D)
Other operative expenses, net	-	0.0%	667	667	0.5%	(E)(F)(G)
Operating income (3)	20,152	16.2%	(1,413)	18,739	15.2%
Other non operative expenses, net	2,326		(1,849)	477		(C)(E)(F)
Interest expense	1,736		(63)	1,673
Interest income	601		(24)	577
Interest expense, net	1,135		(39)	1,096
Foreign exchange loss (gain)	(62)		174	112		(G)
Gain on monetary position in Inflationary subsidiries	(155)		94	(61)		(A)
Market value (gain) loss on ineffective portion of derivative instruments	140		(2)	138		(H)
Comprehensive financing result	1,058		227	1,285
Income before taxes	16,768		209	16,977
Income taxes	5,599		4	5,603		(I)
Consolidated net income	11,169		205	11,374
Net controlling interest income	10,615	8.5%	204	10,819	8.8%
Net non-controlling interest income	554		1	555
Operating income (3)	20,152	16.2%	(1,413)	18,739	15.2%
Depreciation	3,269		486	3,755		(B)
Amortization and other operative non-cash charges	1,577		(671)	906		(D)(E)(F)(G)
Operative cash flow (4)	24,998	20.0%	(1,598)	23,400	19.0%

(1) Except volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer sales results

(3) The Operating income line is presented as a non-GAAP measure for the convenience of the reader

(4) Operative cash flow = Operating Income + depreciation, amortization & other operative non-cash charges.

Since October 2011, we integrated Grupo Tampico in the operations of Mexico.

Since December 2011, we integrated Grupo CIMSA in the operations of Mexico.

IFRS Adjustments:

(A) Elimination of inflation effects recognized on non hiperinflationary economies under IFRS (Nicaragua, Costa Rica and Argentina).

(B) Change on depreciation and amortization based on new balance of Assets.

(C) Reclassification of Employee Profit Sharing from other non operative expenses to cost of sales and administrative and selling expenses.

(D) Elimination of provisions of severance, labor cost of past services and actuarial gain or loss.

(E) Reclassification of equity method related with operative investments.

(F) The expenses related to severance payments resulting from restructuring programs , sales, write-off and imparment of long live assets and sales of materials were reclassified from other non operative expense to other operative expenses.

(G) Reclassification of Operative Foreign exchange (loss) gain from Integral result of financing to other operative (expenses) income.

(H) Elimination of Embedded Financial derivatives

(I) Recalculation of deferred income tax

March 29, 2012	Page 4

Consolidated Income Statement
Expressed in millions of Mexican pesos(1)	IFRS		IFRS		IFRS		IFRS
	1Q 11	% Ing	2Q 11	% Ing	3Q 11	% Ing	4Q 11	% Ing
Volume (million unit cases) (2)	604.8		665.6		645.9		732.3
Average price per unit case (2)	40.98		41.19		44.89		47.38
Net revenues	25,725		28,267		29,936		35,897
Other operating revenues	128		121		141		193
Total revenues	25,853	100%	28,388	100%	30,077	100%	36,090	100%
Cost of goods sold	14,070	54.4%	15,346	54.1%	16,158	53.7%	19,646	54.4%
Gross profit	11,783	45.6%	13,042	45.9%	13,919	46.3%	16,444	45.6%
Operating expenses	7,964	30.8%	8,610	30.3%	9,377	31.2%	10,123	28.0%
Other operative expenses, net	4	0.0%	27	0.1%	28	0.1%	608	1.7%
Operating income (3)	3,815	14.8%	4,405	15.5%	4,514	15.0%	5,713	15.8%
Other non operative expenses, net	44		59		99		272
Interest expense	342		401		460		468
Interest income	94		146		201		129
Interest expense, net	248		255		259		339
Foreign exchange loss (gain)	13		68		(57)		88
Gain on monetary position in Inflationary subsidiries	(3)		(18)		2		(35)
Market value (gain) loss on ineffective portion of derivative instruments	(61)		13		281		(96)
Comprehensive financing result	197		318		485		296
Income before taxes	3,574		4,028		3,930		5,145
Income taxes	1,231		1,244		1,429		1,603
Consolidated net income	2,343		2,784		2,501		3,542
Net controlling interest income	2,235	8.6%	2,676	9.4%	2,302	7.7%	3,404	9.4%
Net non-controlling interest income	108		108		199		138
Operating income (3)	3,815	14.8%	4,405	15.5%	4,514	15.0%	5,713	15.8%
Depreciation	845		875		885		1,067
Amortization and other operative non-cash charges	74		116		156		551
Operative cash flow (4)	4,734	18.3%	5,396	19.0%	5,555	18.5%	7,331	20.3%

(1) Except volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer sales results

(3) The Operating income line is presented as a non-GAAP measure for the convenience of the reader

(4) Operative cash flow = Operating Income + depreciation, amortization & other operative non-cash charges.

Since October 2011, we integrated Grupo Tampico in the operations of Mexico.

Since December 2011, we integrated Grupo CIMSA in the operations of Mexico.

March 29, 2012	Page 5

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)	MFRS		Adjust.	IFRS
	2011	% Ing		2011	% Ing
Volume (million unit cases)	1,510.8		-	1,510.8
Average price per unit case	34.39		(0.34)	34.06
Net revenues	51,960		(507)	51,453		(A)
Other operating revenues	236		(29)	207		(A)
Total revenues	52,196	100.0%	(536)	51,660	100.0%	(A)
Cost of goods sold	27,421	52.5%	(338)	27,083	52.4%	(A)(B)(C)(D)
Gross profit	24,775	47.5%	(198)	24,577	47.6%
Operating expenses	15,869	30.4%	5	15,874	30.7%	(A)(B)(C)(D)
Other operative expenses, net	-	0.0%	21	21	0.0%	(E)(F)(G)
Operating income (2)	8,906	17.1%	(224)	8,682	16.8%
Depreciation, amortization & other operative non-cash charges	2,278	4.4%	(279)	1,999	3.9%	(B)(D)(E)(F)(G)
Operative cash flow (3)	11,184	21.4%	(503)	10,681	20.7%

(1) Except volume and average price per unit case figures.

(2) The Operating income line is presented as a non-GAAP measure for the convenience of the reader

(3) Operative cash flow = Operating Income + Depreciation, amortization & other operative non-cash charges.

Since October 2011, we integrated Grupo Tampico in the operations of Mexico.

Since December 2011, we integrated Grupo CIMSA in the operations of Mexico.

IFRS Adjustments:

(A) Elimination of inflation effects recognized on non hiperinflationary economies under IFRS (Nicaragua and Costa Rica).

(B) Change on depreciation and amortization based on new balance of Assets.

(C) Reclassification of Employee Profit Sharing from other non operative expenses to cost of sales and administrative and selling expenses.

(D) Elimination of provisions of severance, labor cost of past services and actuarial gain or loss.

(E) Reclassification of equity method related with operative investments.

(F) The expenses related to severance payments resulting from restructuring programs , sales, write-off and imparment of long live assets and sales of materials were reclassified from other non operative expense to other operative expenses.

(G) Reclassification of Operative Foreign exchange (loss) gain from Integral result of financing to other operative (expenses) income.

March 29, 2012	Page 6

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)	IFRS		IFRS		IFRS		IFRS
	1Q 11	% Ing	2Q 11	% Ing	3Q 11	% Ing	4Q 11	% Ing
Volume (million unit cases)	331.7		402.2		366.7		410.3
Average price per unit case	33.45		33.55		34.05		35.04
Net revenues	11,096		13,494		12,486		14,377
Other operating revenues	22		38		46		101
Total revenues	11,118	100.0%	13,532	100.0%	12,532	100.0%	14,478	100.0%
Cost of goods sold	5,797	52.1%	6,865	50.7%	6,533	52.1%	7,888	54.5%
Gross profit	5,321	47.9%	6,667	49.3%	5,999	47.9%	6,590	45.5%
Operating expenses	3,656	32.9%	4,103	30.3%	4,002	31.9%	4,113	28.4%
Other operative expenses, net	(8)	-0.1%	23	0.2%	(6)	0.0%	12	0.1%
Operating income (2)	1,673	15.0%	2,541	18.8%	2,003	16.0%	2,465	17.0%
Depreciation, amortization & other operative non-cash charges	441	4.0%	506	3.7%	517	4.1%	535	3.7%
Operative cash flow (3)	2,114	19.0%	3,047	22.5%	2,520	20.1%	3,000	20.7%

(1) Except volume and average price per unit case figures.

(2) The Operating income line is presented as a non-GAAP measure for the convenience of the reader

(3) Operative cash flow = Operating Income + Depreciation, amortization & other operative non-cash charges.

Since October 2011, we integrated Grupo Tampico in the operations of Mexico.

Since December 2011, we integrated Grupo CIMSA in the operations of Mexico.

March 29, 2012	Page 7

South America Division
Expressed in millions of Mexican pesos(1)	MFRS		Adjust.	IFRS
	2011	% Ing		2011	% Ing
Volume (million unit cases) (2)	1,137.9		-	1,137.9
Average price per unit case (2)	59.97		(0.81)	59.16
Net revenues	72,106		(921)	71,185		(A)
Other operating revenues	413		(34)	379		(A)
Total revenues	72,519	100.0%	(955)	71,564	100.0%	(A)
Cost of goods sold	40,067	55.3%	(465)	39,602	55.3%	(A)(B)(C)(D)
Gross profit	32,452	44.7%	(490)	31,962	44.7%
Operating expenses	21,206	29.2%	55	21,261	29.7%	(A)(B)(C)(D)
Other operative expenses, net	-	0.0%	646	646	0.9%	(E)(F)(G)
Operating income (3)	11,246	15.5%	(1,191)	10,055	14.1%
Depreciation, amortization & other operative non-cash charges	2,568	3.5%	94	2,662	3.7%	(B)(D)(E)(F)(G)
Operative cash flow (4)	13,814	19.0%	(1,097)	12,717	17.8%

(1) Except volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer sales results

(3) The Operating income line is presented as a non-GAAP measure for the convenience of the reader

(4) Operative cash flow = Operating Income + depreciation, amortization & other operative non-cash charges.

IFRS Adjustments:

(A) Elimination of inflation effects recognized on non hiperinflationary economies under IFRS (Argentina).

(B) Change on depreciation and amortization based on new balance of Assets.

(C) Reclassification of Employee Profit Sharing from other non operative expenses to cost of sales and administrative and selling expenses.

(D) Elimination of provisions of severance, labor cost of past services and actuarial gain or loss.

(E) Reclassification of equity method related with operative investments.

(F) The expenses related to severance payments resulting from restructuring programs , sales, write-off and imparment of long live assets and sales of materials were reclassified from other non operative expense to other operative expenses.

(G) Reclassification of Operative Foreign exchange (loss) gain from Integral result of financing to other operative (expenses) income.

March 29, 2012	Page 8

South America Division
Expressed in millions of Mexican pesos(1)	IFRS		IFRS		IFRS		IFRS
	1Q 11	% Ing	2Q 11	% Ing	3Q 11	% Ing	4Q 11	% Ing
Volume (million unit cases) (2)	273.1		263.4		279.2		322.0
Average price per unit case (2)	50.12		52.86		59.13		63.11
Net revenues	14,629		14,773		17,450		21,520
Other operating revenues	106		83		95		92
Total revenues	14,735	100.0%	14,856	100.0%	17,545	100.0%	21,612	100.0%
Cost of goods sold	8,273	56.1%	8,481	57.1%	9,625	54.9%	11,758	54.4%
Gross profit	6,462	43.9%	6,375	42.9%	7,920	45.1%	9,854	45.6%
Operating expenses	4,308	29.2%	4,507	30.3%	5,375	30.6%	6,010	27.8%
Other operative expenses, net	12	0.1%	4	0.0%	34	0.2%	596	2.8%
Operating income (3)	2,142	14.5%	1,864	12.5%	2,511	14.3%	3,248	15.0%
Depreciation, amortization & other operative non-cash charges	478	3.2%	485	3.3%	524	3.0%	1,083	5.0%
Operative cash flow (4)	2,620	17.8%	2,349	15.8%	3,035	17.3%	4,331	20.0%

(1) Except volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer sales results

(3) The Operating income line is presented as a non-GAAP measure for the convenience of the reader

(4) Operative cash flow = Operating Income + depreciation, amortization & other operative non-cash charges.

March 29, 2012	Page 9